EXHIBIT 21.1

SUBSIDIARIES

OF

SGS INTERNATIONAL, INC.

The following table lists, as of March 14, 2008, the direct and indirect subsidiaries of SGS International, Inc., and their respective jurisdictions of organization:

Where Incorporated/Organized
Southern Graphic Systems, Inc.	Kentucky

Southern Graphic Systems Mexico, S.de R.L. de C.V.	Mexico

SGS Packaging Europe Holdings Limited	United Kingdom

SGS Packaging Europe Limited	United Kingdom

Project Dove Holdco, Inc.	Delaware

Project Dove Manitoba, LP	Manitoba

Southern Graphic Systems – Canada, Co.	Nova Scotia

MCG Graphics Limited	United Kingdom

The Box Room Limited	United Kingdom

SGS Packaging Netherlands, B.V.	Netherlands

Synnoflex Inc.	Quebec

McGurk Studios Limited	United Kingdom

Thames McGurk Limited	United Kingdom

SGS Asia Pacific Limited	Hong Kong

1043497 Ontario Limited	Ontario

Cooper & Williamson, Inc.	Ontario

Tri-Ad Graphic Communications Ltd.	Ontario

Flex-Art Design Inc.	Canada